Exhibit 99.1

Lufax Reports Fourth Quarter and Full Year 2020 Unaudited Financial Results

SHANGHAI, China, February 3, 2021 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•	Total income increased by 5.9% to RMB13,286 million (US$2,036 million) in fourth quarter of 2020 from RMB12,549 million in the same period of 2019.

•	Net profit increased by 17.4% to RMB2,847 million (US$436 million) in fourth quarter of 2020 from RMB2,425 million in the same period of 2019.

(In millions except percentages, unaudited)	Three Months Ended December 31,
	2019	2020		YoY
	RMB	RMB	USD
Total income	12,549	13,286	2,036	5.9%
Total expense	(8,153)	(9,106)	(1,396)	11.7%
Net profit	2,425	2,847	436	17.4%
Net margin	19.3%	21.4%	21.4%	10.9%

Fourth Quarter 2020 Operational Highlights

Retail credit facilitation business:

•	Outstanding balance of loans facilitated increased by 17.9% to RMB545.1 billion (US$83.5 billion) as of December 31, 2020, from RMB462.2 billion as of December 31, 2019.

•	Cumulative number of borrowers increased by 17.1% to approximately 14.5 million as of December 31, 2020, from approximately 12.4 million as of December 31, 2019.

•

During the fourth quarter of 2020, excluding our consumer finance subsidiary, 74.4% of new loans facilitated were disbursed to the Company’s core segment of small business owners, up from 63.1% in the same period of 2019.

•

As of December 31, 2020, outstanding balance of loans facilitated with guarantees from third-party insurance partners accounted for 88.8% of total outstanding balance of loan facilitated, decreased from 95.6% as of December 31, 2019.

•

As planned and in line with the Company’s interpretation of the Supreme Court guidelines on Loan Prime Rate pricing announced in August, 2020, Lufax adjusted its Annual Percentage Rates (“APRs”) to ensure that the all-in costs for new borrowers remained below 24%, starting from September 4, 2020. As a result, the Company’s retail credit facilitation revenue take rate[1] declined from 10.3% for the fourth quarter of 2019 to 9.1% for the fourth quarter of 2020.

[1]

The take rate of retail credit facilitation business is calculated by dividing the aggregated amount of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans facilitated for each period.

•

Despite its reduction of APRs starting from September 2020, the Company has maintained its solid business growth. New loans facilitated increased by 3.2% to RMB132.7 billion (US$20.3 billion) in the fourth quarter of 2020 from RMB128.6 billion in the same period of 2019. High quality borrowers[2] contributed to 70.7% of the new loans facilitated in the fourth quarter of 2020 as compared to 57.4% in the same period of 2019.

•

Flow rates[3] for the total loans the Company had facilitated (excluding legacy products[4] ) were 0.4% in December 2020, as compared to 1.0% in February 2020 during the peak of the COVID-19 pandemic in China. Flow rates for the general unsecured loans the Company had facilitated were 0.5% in December 2020, as compared to 1.0% in February 2020 during the peak of the COVID-19 pandemic in China. Flow rates for the secured loans the Company had facilitated were 0.1% in December 2020, as compared to 0.7% in February 2020 during the peak of the COVID-19 pandemic in China.

•

Days past due (“DPD”) 30+ delinquency rate[5] for the total loans the Company had facilitated (excluding legacy products) improved to 2.0% as of December 31, 2020, from 2.2% as of September 30, 2020. DPD 30+ delinquency rate for general unsecured loans improved to 2.3% as of December 31, 2020, from 2.5% as of September 30, 2020. DPD 30+ delinquency rate for secured loans improved to 0.7% as of December 31, 2020, from 0.9% as of September 30, 2020.

•

DPD 90+ delinquency rate[6] for the total loans the Company had facilitated (excluding legacy products) improved to 1.2% as of December 31, 2020, from 1.3% as of September 30, 2020. DPD 90+ delinquency rate for general unsecured loans improved to 1.3% as of December 31, 2020, from 1.5% as of September 30, 2020. DPD 90+ delinquency rate for secured loans improved to 0.4% as of December 31, 2020, from 0.5% as of September 30, 2020.

Wealth management business:

•	Total number of registered users grew to 46.2 million as of December 31, 2020, from 44.0 million as of December 31, 2019.

[2]

High quality borrowers refer to G1-G3 borrowers. The Company groups its qualified borrowers into eight risk levels, with G1 representing the lowest risk and G8 representing the highest risk among qualified borrowers. A borrower’s risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

[3]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month.

[4]

Legacy products of retail credit facilitation business refer to a category of unsecured revolving credit lines the Company offered in historical period which have been phased out for strategic reasons.

[5]	DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans.
[6]	DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans.

•	Total number of active investors grew to 14.9 million as of December 31, 2020, from 12.5 million as of December 31, 2019.

•	Total client assets grew by 23.0% to RMB426.6 billion (US$65.4 billion) as of December 31, 2020, from RMB346.9 billion as of December 31, 2019.

•

Client assets in the Company’s current products (excluding legacy products7) increased by 67.2% to RMB407.2 billion (US$62.4 billion) as of December 31, 2020, from RMB243.6 billion as of December 31, 2019.

•	As of December 31, 2020, legacy products accounted for 4.5% of total client assets, down from 29.8% as of December 31, 2019.

•	12-month investor retention rate as of December 31, 2020 remained high at 96.8%, as compared with 93.3% as of December 31, 2019.

•	Contribution to total client assets from customers with investments of more than RMB300,000 on the Company’s platform increased to 75.5% as of December 31, 2020, from 73.1% as of December 31, 2019.

•

During the fourth quarter of 2020, the annualized take rate[8] for current products and services on the Company’s wealth management platform was 31.4 bps, as compared to 21.5 bps during the fourth quarter of 2019.

Mr. Ji Guangheng, Chairman of Lufax, commented, “As the regulatory environment continued to tighten in 2020, we maintained active dialogues with regulators and proactively communicated our corporate mission and business value propositions. Unlike other online consumer lending platforms, Lufax primarily serves micro and small business owners and thus facilitates the growth of the physical economy. Our mission is in full alignment with the policy directions. Additionally, we have lowered our lending costs and increased our overall risk-taking rate. Beyond transitioning to a risk-sharing business model, we also stopped accepting online deposits and shifted our focus to wealth management and technology empowerment. With our advanced technology capabilities, sophisticated management knowhow, strong pricing power, and versatile risk mitigation expertise, we will complete our business transition smoothly and maintain regulatory compliance at the same time.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “We remained steadfast in our commitment to driving high quality and profitable growth in the face of regulatory uncertainties and macro headwinds. During the fourth quarter, we bolstered our credit portfolio quality, transitioned to a more sustainable risk-sharing business model, expanded our coverage of core customer segments, and grew our current product clients substantially. As a result, we exceeded our previous guidance, increased our balance of loans facilitated by 17.9% year over year to RMB545.1 billion, and grew our client assets by 23.0% year over year to RMB426.6 billion by the end of 2020. Looking ahead, we plan to remain cognizant of the evolving regulatory landscape while also working diligently to improve our unit economics and optimize our product mix.”

[7]

Legacy products of wealth management business refer to a variety of products and related services that the Company has historically offered but no longer offers, primarily due to shifts in strategy and regulatory requirements. Legacy products are primarily comprised of certain types of structured alternative products originated from financial institutions and peer-to-peer platforms.

[8]	The take rate of wealth management business is calculated by dividing total wealth management transaction and service fees for current products by the Company’s average current product client assets.

Mr. James Zheng, Chief Financial Officer of Lufax, commented, “We continued to deliver solid financial results in the fourth quarter of 2020, increasing our total income by 5.9% year over year to 13.3 billion. More importantly, during the period, our net profit increased by 17.4% year over year to 2.8 billion, while our net profit margin further expanded to 21.4% from 19.3% in the same period of 2019. Meanwhile, certain factors have affected the pace of our revenue and expense recognition, creating a timing mismatch between our financial and business results. Such factors have impacted our fourth quarter results and will continue to impact our 2021 results going forward. Additionally, these factors will likely result in more quarterly movement and volatility. Whilst our pre-tax net margin is temporarily under pressure due to these factors and price adjustments from September 2020, we have already observed early signs of recovery and expect this trend to continue throughout the remainder of 2021.”

Fourth Quarter 2020 Financial Results

TOTAL INCOME

Total income increased by 5.9% to RMB13,286 million (US$2,036 million) in the fourth quarter of 2020 from RMB12,549 million in the same period of 2019. The Company’s revenue mix changed with the evolution of its business model as it started to gradually bear more credit risks and increased funding from those consolidated trust plans that offered lower funding costs.

•

Technology platform-based income decreased by 8.5% to RMB9,859 million (US$1,511 million) in the fourth quarter of 2020 from RMB10,778 million in the same period of 2019 due to the decrease in retail credit facilitation service fees, partially offset by the increase in wealth management transaction and service fees.

•

Retail credit facilitation service fees decreased by 9.9% to RMB9,283 million (US$1,423 million) in the fourth quarter of 2020 from RMB10,299 million in the same period of 2019, mainly due to: (i) an increase in loans funded by consolidated trusts as the Company’s business model continued to evolve; (ii) early repayments by borrowers; and (iii) adjustments in product prices.

•

Wealth management transaction and service fees increased by 20.3% to RMB576 million (US$88 million) in the fourth quarter of 2020 from RMB479 million in the same period of 2019. The increase was mainly driven by the year-over-year increase in fees generated from the Company’s current products, partially offset by the year-over-year decrease in fees generated from the Company’s legacy products.

•

Net interest income increased by 140.8% to RMB2,333 million (US$358 million) in the fourth quarter of 2020 from RMB969 million in the same period of 2019, mainly as a result of the Company’s increased usage of those trust funding channels that are consolidated by the Company. As of December 31, 2020, the Company’s on-balance sheet loans accounted for 21.7% of its total loan balance under management as compared to 10.4% as of December 31, 2019.

•

Guarantee income increased by 341.4% to RMB256 million (US$39 million) in the fourth quarter of 2020 from RMB58 million in the same period of 2019, primarily due to the increase in the loans for which the Company bears credit risk.

•	Investment income increased by 4.9% to RMB386 million (US$59 million) in the fourth quarter of 2020 from RMB368 million in the same period of 2019.

TOTAL EXPENSES

Total expenses increased by 11.7% to RMB9,106 million (US$1,396 million) in the fourth quarter of 2020 from RMB8,153 million in the same period of 2019.

•	Sales and marketing expenses increased by 20.5% to RMB4,885 million (US$749 million) in the fourth quarter of 2020 from RMB4,053 million in the same period of 2019.

•

Borrower acquisition expenses increased by 22.3% to RMB2,810 million (US$431 million) in the fourth quarter of 2020 from RMB2,298 million in the same period of 2019. The increase was mainly due to the accelerated recognition of amortized selling expenses from loans originated in prior years as the result of early repayment by customers.

•

Investor acquisition and retention expenses decreased by 17.5% to RMB227 million (US$35 million) in the fourth quarter of 2020 from RMB275 million in the same period of 2019. The reduction was mainly driven by the Company’s improvements to its investor acquisition and retention efficiency.

•

General sales and marketing expenses increased by 24.9% to RMB1,848 million (US$283 million) in the fourth quarter of 2020 from RMB1,480 million in the same period of 2019, primarily due to: (i) the postponement of certain marketing campaigns to the fourth quarter of 2020 as a result of the COVID-19 outbreak; and (ii) the overall increase in marketing efforts to attract borrowers to the Company’s platform in the fourth quarter of 2020 as businesses across China resumed their operations in the period and as the Company restarted its marketing activities.

•

General and administrative expenses increased by 47.8% to RMB986 million (US$151 million) in the fourth quarter of 2020 from RMB667 million in the same period of 2019, mainly due to: (i) the reinstatement of employee social security contribution, which was previously suspended during the first three quarters of 2020 following a COVID-19 moratorium issued by the Chinese government; and (ii) higher share-based compensation expenses.

•

Operation and servicing expenses increased by 10.6% to RMB1,650 million (US$253 million) in the fourth quarter of 2020 from RMB1,492 million in the same period of 2019, primarily due to: (i) growth in the outstanding balance of loans facilitated; and (ii) increased payment processing expenses as a result of the expanded loan repayment volume. The increase was partially offset by efficiency improvements in the loan approval and collection process as a result of the Company’s utilization of artificial intelligence.

•	Technology and analytics expenses decreased by 17.4% to RMB461 million (US$71 million) in the fourth quarter of 2020 from RMB558 million in the same period of 2019, mostly due to improved efficiency.

•

Credit impairment losses increased by 1.4% to RMB985 million (US$151 million) in the fourth quarter of 2020 from RMB971 million in the same period of 2019, mainly driven by: (i) increased risk exposure related to loans; and (ii) the increase in loan-related receivables from off-balance sheet loans caused by the COVID-19 outbreak. These factors were partially offset by the year-over-year decrease in asset management impairment losses of financial assets.

•	Finance costs decreased by 17.0% to RMB326 million (US$50 million) in the fourth quarter of 2020 from RMB393 million in the same period of 2019, mainly due to the decrease in borrowing costs.

NET PROFIT

Net profit increased by 17.4% to RMB2,847 million (US$436 million) in the fourth quarter of 2020 from RMB2,425 million in the same period of 2019. This increase was partially driven by total income tax expenses in the fourth quarter of 2020, which decreased by 32.4% to RMB1,333 million (US$204 million) from RMB1,971 million in the same period of 2019 due to the decrease in non-tax-deductible items.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were both RMB1.25 (US$0.19) in the fourth quarter of 2020. In comparison, basic and diluted earnings per ADS were both RMB1.12 in the same period of 2019. Two ADSs represent one of the Company’s ordinary shares.

BALANCE SHEET

The Company had RMB24,159 million (US$3,703 million) in cash at bank as of December 31, 2020, as compared to RMB7,352 million as of December 31, 2019.

Business Outlook

For the first quarter of 2021, the Company expects its new loan sales to be in the range of RMB175 billion to RMB180 billion, client assets to be in the range of RMB385 billion to RMB395 billion, total income to be in the range of RMB14.3 billion to RMB14.6 billion, and net profit to be in the range of RMB4.0 billion to RMB4.2 billion.

For the first half of 2021, the Company expects its new loan sales to be in the range of RMB340 billion to RMB350 billion, client assets to be in the range of RMB375 billion to RMB385 billion, total income to be in the range of RMB28.5 billion to RMB29.3 billion, and net profit to be in the range of RMB7.8 billion to RMB8.0 billion.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Changes in Board of Directors and Management

The Company’s board of directors (the “Board”) has approved the following changes to the Board’s composition, effective as of January 29, 2021. As a result of these changes, the Board now consists of nine directors, five of whom are independent directors, in compliance with the listing requirements of the NYSE for a majority independent board within one year of the Company’s listing. In addition, the audit committee of the Board and the nomination and remuneration committee of the Board now each consist of three independent directors, in compliance with the listing requirements of the NYSE for these committees to solely consist of independent directors.

•	Mr. Rui Li has been appointed as a director of the Company.

•	Mr. Yunwei Tang has been appointed as an independent director and as a member of the audit committee of the Board.

•	Mr. David Xianglin Li has been appointed as an independent director of the Company.

•	Mr. Renjie Li, who had served as the Chairman of the Board and a director of the Company since March 2016, has retired from his positions on the Board and the audit committee of the Board.

•	Mr. Guangheng Ji, who previously was Co-Chairman of the Board and Chairman of Lufax Executive Committee, will assume the sole chairmanship of the Board.

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Ms. Sin Yin Tan, who had served as a director of the Company since December 2014, has resigned from her positions on the Board and the nomination and remuneration committee of the Board for personal reasons.

•	Mr. Jason Bo Yao, who had served as a director of the Company since December 2014, has resigned from his positions on the Board and the audit committee of the Board for personal reasons.

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Mr. Eddie Siu Wah Law, who had served as a director of the Company since March 2015, has resigned from his positions on the Board and the nomination and remuneration committee of the Board for personal reasons.

•	Mr. Peter Jurdjevic, who had served as a director of the Company since July 2020, has resigned from his position on the Board for personal reasons.

•	Mr. Jiming Ha, who had served as an independent director of the Company since April 2018, has resigned from his positions on the Board and the audit committee of the Board for personal reasons.

Mr. Rui Li is currently the Finance Director of Ping An Group, overseeing group-wide finance transformation and accounting operations. He serves on the board of various Ping An subsidiaries and associated companies, including Ping An Trust, Ping An Financial Services, HealthKonnect Medical, OneConnect Financial Technology Co., Ltd. (NYSE:OCFT), and others. Mr. Li has over 25 years of professional experience in financial planning, accounting operations, risk management, and business transformation, and has worked at PricewaterhouseCoopers Hong Kong, Deloitte USA, and Deloitte Canada. Mr. Li is a member of the American Institute of Certified Public Accountants and holds the Chartered Global Management Accountant designation. Mr. Li received his master’s degree in business administration from Metropolitan State University, USA, and his PhD in finance from the International School of Management, France.

Mr. Yunwei Tang has served as an independent director for the Universal Scientific Industrial (Shanghai) Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 601231), since April 2017, Ping An Healthcare and Technology Company Limited, a company listed on the Hong Kong Stock Exchange (HKG: 01833), since May 2018, and China Jushi Co., Ltd., a company listed on the Shanghai Stock Exchange (SSE: 600176), since May 2019. Mr. Tang served in a number of positions, including lecturer, professor, and assistant to the President and Vice President at the Shanghai University of Finance and Economics from 1984 to 1993, and the President of Shanghai University of Finance and Economics from 1993 to 1999. Mr. Tang obtained his bachelor’s degrees in economics from Shanghai Institute of Finance and Economics in 1968 and Ph.D. degree in economics from Shanghai University of Finance and Economics in 1987.

Mr. David Xianglin Li is currently a professor and faculty co-director of the Masters of Finance Program at Shanghai Advanced Institute of Finance, an associate director of the Chinese Academy of Financial Research at Shanghai Jiao Tong University (the “Academy”), and a director of the Academy’s Risk Management Center and FinTech Research Center. Mr. Li has extensive experience in the finance industry and is a recognized leader in credit derivatives research and risk management. Prior to his current positions, Mr. Li served as the head of enterprise risk methodology and analytics at Prudential Financial from April 2016 to August 2017, the head of modeling at AIG Investments from February 2012 to March 2016, the Chief Risk Officer at China International Capital Corporation Ltd. from May 2008 to January 2012, the head of credit derivative research and analytics at Barclays Capital from June 2004 to April 2008, and the head of credit derivative research and analytics at Citigroup from October 2001 to May 2004. Mr. Li has also served in senior positions at AXA Financial, the RiskMetrics Group/J.P. Morgan, and the Canadian Imperial Bank of Commerce, among others. Mr. Li obtained his bachelor’s degree in mathematics from Yangzhou University in 1983, master’s degree in economics from Nankai University in 1987, MBA degree from Laval University in 1991, and master’s degree in actuarial science and Ph.D. degree in statistics from the University of Waterloo in 1993 and 1995.

At the same time, the Board has reviewed and approved the appointment of Mr. Yong Suk Cho and Mr. Gregory Dean Gibb as Co-CEOs of the Company, effective as of January 29, 2021, with Mr. Cho in charge of the Company’s retail credit facilitation business and Mr. Gibb in charge of the Company’s wealth management business.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Tuesday, February 2, 2021 (10:00 A.M. Beijing Time on Wednesday, February 3, 2021) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: http://www.directeventreg.com/registration/event/6232817

A replay of the conference call will be accessible through February 10, 2021 (dial-in numbers: +1 (800) 585-8367 or +1 (416) 621-4642; conference ID: 6232817). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline-to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the rate in effect as of December 31, 2020 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-IFRS Financial Measures

Lufax uses non-IFRS measures including adjusted net profit, adjusted net margin and adjusted basic and diluted earnings per ADS, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Lufax believes that adjusted net profit help identify underlying trends in the Company’s business by excluding the impact of non-recurring expense related to C-round convertible notes restructuring. The Non-IFRS adjusted net margin is calculated by dividing net profit excluding non-recurring expense related to C-round convertible notes restructuring by total income. Non-IFRS basic and diluted earnings per ADS represents basic and diluted earnings per ADS calculated by dividing non-IFRS net income attributable to Lufax, which is adjusted for non-recurring expense related to C-round convertible notes restructuring, by the weighted average number of ordinary shares expressed in ADS.

Lufax believes that adjusted net profit, adjusted net margin and adjusted basic and diluted EPS per ADS provide useful information about the Company’s operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by Lufax’s management in its financial and operational decision-making.

Non-IFRS adjusted net profit, adjusted net margin and basic and diluted EPS per ADS are not defined under IFRS and are not presented in accordance with IFRS. This Non-IFRS financial measures have limitations as analytical tool, and when assessing the Company’s operating performance, cash flows or its liquidity, investors should not consider them in isolation, or as a substitute for net profit, net margin or other consolidated statements of comprehensive income data prepared in accordance with IFRS. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on this Non-IFRS financial measures, please see the table captioned “UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS” set forth at the end of this press release.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR Inc.

Jack Wang

Tel: +1 (646) 318-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD

Technology platform-based income	10,777,839	9,859,002	1,510,958	41,929,077	41,221,842	6,317,524
Retail credit facilitation service fees	10,298,798	9,283,066	1,422,692	39,324,848	39,456,904	6,047,035
Wealth management transaction and service fees	479,041	575,936	88,266	2,604,229	1,764,938	270,489
Net interest income	968,858	2,333,233	357,584	3,909,196	7,750,460	1,187,810
Guarantee income	57,582	256,008	39,235	464,743	601,644	92,206
Other income	342,799	452,263	69,312	878,868	1,517,042	232,497
Investment income	367,690	386,004	59,158	579,077	939,899	144,046
Share of net profits of investments accounted for using the equity method	34,223	(527)	(81)	72,807	14,837	2,274

Total income	12,548,991	13,285,983	2,036,166	47,833,768	52,045,724	7,976,357

Sales and marketing expenses	(4,053,250)	(4,884,714)	(748,615)	(14,931,096)	(17,813,557)	(2,730,047)
General and administrative expenses	(666,735)	(986,060)	(151,120)	(2,853,049)	(2,975,544)	(456,022)
Operation and servicing expenses	(1,492,311)	(1,650,278)	(252,916)	(5,471,468)	(6,031,297)	(924,337)
Technology and analytics expenses	(557,788)	(461,193)	(70,681)	(1,952,260)	(1,792,081)	(274,648)
Credit impairment losses	(970,699)	(984,689)	(150,910)	(1,862,745)	(3,035,188)	(465,163)
Asset impairment losses	(134,516)	(7,168)	(1,099)	(134,516)	(7,168)	(1,099)
Finance costs	(393,068)	(325,961)	(49,956)	(1,519,907)	(2,865,654)	(439,181)
Other gains/(losses) - net	114,945	194,428	29,797	325,114	384,270	58,892

Total expenses	(8,153,422)	(9,105,635)	(1,395,500)	(28,399,927)	(34,136,219)	(5,231,605)

Profit before income tax expenses	4,395,569	4,180,348	640,666	19,433,841	17,909,505	2,744,752
Income tax expenses	(1,970,759)	(1,332,865)	(204,270)	(6,116,697)	(5,633,265)	(863,336)

Net profit for the period	2,424,810	2,847,483	436,396	13,317,144	12,276,240	1,881,416

Net profit/(loss) attributable to:
Owners of the Group	2,427,754	2,886,433	442,365	13,332,431	12,354,114	1,893,351
Non-controlling interests	(2,944)	(38,950)	(5,969)	(15,287)	(77,874)	(11,935)

Net profit for the period	2,424,810	2,847,483	436,396	13,317,144	12,276,240	1,881,416

Earnings per share
-Basic and diluted earnings per share	2.23	2.50	0.38	12.27	11.19	1.71

-Basic and diluted earnings per ADS	1.12	1.25	0.19	6.13	5.59	0.86

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2019	2020
	RMB	RMB	USD

Assets
Cash at bank	7,352,394	24,158,568	3,702,463
Restricted cash	24,602,779	23,029,588	3,529,439
Financial assets at fair value through profit or loss	18,583,056	34,423,897	5,275,693
Financial assets at amortized cost	8,623,012	6,563,969	1,005,972
Financial assets purchased under reverse repurchase agreements	—	700,007	107,281
Accounts and other receivables and contract assets	26,296,438	23,325,978	3,574,862
Loans to customers	47,498,512	119,825,814	18,364,109
Deferred tax assets	3,000,156	3,358,664	514,738
Property and equipment	517,237	424,043	64,987
Investments accounted for using the equity method	434,770	489,931	75,085
Intangible assets	1,896,575	1,882,462	288,500
Right-of-use assets	914,960	973,547	149,203
Goodwill	9,046,830	9,046,830	1,386,487
Other assets	766,795	686,949	105,280

Total assets	149,533,514	248,890,247	38,144,099

Liabilities
Payable to platform users	15,344,417	9,114,906	1,396,920
Borrowings	2,989,862	10,315,445	1,580,911
Current income tax liabilities	1,264,027	2,610,610	400,093
Accounts and other payables and contract liabilities	4,826,010	5,483,757	840,423
Payable to investors of consolidated structured entities	47,243,050	110,367,718	16,914,593
Financial guarantee liabilities	242,749	748,674	114,739
Deferred tax liabilities	5,311,972	5,733,733	878,733
Lease liabilities	939,089	979,419	150,103
Convertible promissory note payable	10,014,377	10,117,188	1,550,527
Convertible redeemable preferred shares	10,258,898	—	—
Optionally convertible promissory notes	—	7,530,542	1,154,106
Other liabilities	2,953,646	2,736,934	419,453

Total liabilities	101,388,097	165,738,926	25,400,601

Equity
Share capital	69	77	12
Share premium	14,113,311	33,213,426	5,090,180
Treasury shares	(2)	(2)	—
Other reserves	4,582,291	7,418,710	1,136,967
Retained earnings	29,345,949	40,927,597	6,272,429

Total equity attributable to owners of the Company	48,041,618	81,559,808	12,499,588

Non-controlling interests	103,799	1,591,513	243,910

Total equity	48,145,417	83,151,321	12,743,498

Total liabilities and equity	149,533,514	248,890,247	38,144,099

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net cash (used in)/generated from operating activities	(1,097,092)	(2,378,084)	(364,458)	2,191,894	7,121,282	1,091,384
Net used in investing activities	(6,865,872)	(5,176,335)	(793,308)	(11,013,511)	(15,003,750)	(2,299,425)
Net cash generated from/(used in) financing activities	488,688	18,017,702	2,761,334	(2,612,125)	24,873,923	3,812,095
Effects of exchange rate changes on cash and cash equivalents	30,900	(705,491)	(108,121)	169,713	(517,865)	(79,366)

Net (decrease)/increase in cash and cash equivalents	(7,443,376)	9,757,792	1,495,447	(11,264,029)	16,473,590	2,524,688
Cash and cash equivalents at the beginning of the period	14,755,437	14,027,859	2,149,863	18,576,090	7,312,061	1,120,622

Cash and cash equivalents at the end of the period	7,312,061	23,785,651	3,645,310	7,312,061	23,785,651	3,645,310

LUFAX HOLDING LTD

UNAUDITED RECONCILIATION OF IFRS AND NON-IFRS RESULTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Twelve Months Ended December 31,
	2019	2020		2019	2020
	RMB	RMB	USD	RMB	RMB	USD
Net profit	2,424,810	2,847,483	436,396	13,317,144	12,276,240	1,881,416
Add: Non-recurring expense related to C-round convertible notes restructuring	—	—	—	—	1,326,007	203,219

Non-IFRS adjusted net profit	2,424,810	2,847,483	436,396	13,317,144	13,602,247	2,084,635

Total income	12,548,991	13,285,983	2,036,166	47,833,768	52,045,724	7,976,357

Net margin	19.3%	21.4%	21.4%	27.8%	23.6%	23.6%
Non-IFRS adjusted net margin	19.3%	21.4%	21.4%	27.8%	26.1%	26.1%

Basic and diluted earnings per ADS	1.12	1.25	0.19	6.13	5.59	0.86
Add: Non-recurring expense related to C-round convertible notes restructuring	—	—	—	—	0.60	0.09

Non-IFRS adjusted basic and diluted earnings per ADS	1.12	1.25	0.19	6.13	6.19	0.95